Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-257373

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated March 18, 2022)

Latch, Inc.

Up to 16,333,301 Shares of Common Stock Issuable Upon Exercise of Warrants and Options
Up to 65,554,277 Shares of Common Stock
Up to 5,333,334 Warrants

This prospectus supplement updates, amends and supplements the prospectus dated March 18, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-257373). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information (other than information that is furnished and not deemed filed) contained in our Current Report on Form 8-K filed with the SEC on March 29, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “LTCH” and “LTCHW,” respectively. On March 28, 2022, the closing price of our Common Stock was $4.48 and the closing price for our Public Warrants was $0.79.

Our business and investment in our securities involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 29, 2022.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 28, 2022
Latch, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39688	85-3087759
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West 26th Street, Suite 6G, New York, NY	10001
(Address of principal executive offices)	(Zip Code)
(917) 338-3915
Registrant’s telephone number, including area code
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	LTCH	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common stock at an exercise price of $11.50 per share	LTCHW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On March 28, 2022 (the “Effective Date”), Latch, Inc. (the “Company”) and Garth Mitchell, Chief Financial Officer and Treasurer, reached an agreement to enable Mr. Mitchell to transition out of the Company to pursue other opportunities, with Mr. Mitchell’s last date of employment being May 10, 2022 (such date, the “Separation Date” and such agreement, the “Transition Agreement”). From the Effective Date until the Separation Date (such period, the “Transition Period”), Mr. Mitchell will serve in the role as Transitioning Chief Financial Officer supporting the transition of his duties to Barry Schaeffer, who was appointed as Interim Chief Financial Officer of the Company on March 28, 2022 (as discussed in more detail below). Mr. Mitchell has agreed to serve the Company in an advisory capacity through August 5, 2022. The Company expresses its appreciation to Mr. Mitchell for his dedicated service to the Company and wishes him well in his future endeavors.
On March 28, 2022, the Board of Directors of the Company (the “Board”) appointed Mr. Schaeffer to serve as Interim Chief Financial Officer and Treasurer of the Company, effective as of March 28, 2022. In such role, Mr. Schaeffer will serve as the Company’s principal financial officer.
Mr. Schaeffer, age 53, joined the Company as Senior Vice President, Finance in August 2021. In such role, Mr. Schaeffer has led the FP&A and operations finance teams. In these capacities, he has been responsible for all financial planning, partnering with IR on guidance, metrics and KPI reporting, and driving operational excellence into the Company’s software and hardware business lines. From September 2019 to November 2020, Mr. Schaeffer served as Senior Vice President of Finance of Talkdesk, a global cloud contact center company, where he served as the top finance executive, leading FP&A, accounting and other finance functions and serving as a member of the executive leadership team. Before joining Talkdesk, he served as Vice President of Finance and FP&A at Anaplan, a business planning software company, from September 2017 to June 2019. He was part of the core initial public offering team for Anaplan and, in his senior financial leadership role, was accountable for Anaplan’s P&L, balance sheet, cash flow and growth plans. He also worked closely with the company’s investor relations function in modeling guidance and performing analytics on key business metrics. Previously, Mr. Schaeffer served as Senior Director of Finance at Nimble Storage, joining the company in March 2015 and remaining there through September 2017 following the company’s acquisition by Hewlett Packard Enterprise. He built the Nimble Storage sales financial organization from the ground up and was accountable for the company’s sales and marketing and capital investments, among other items. Prior to his role with Nimble Storage, Mr. Schaeffer worked in various roles at Trimble Inc. from May 2001 through February 2015. His final position for Trimble was Director of Finance and Business Unit Controller, where he was responsible for all financial functions of the company’s SaaS division. Earlier in his career, Mr. Schaeffer held finance positions at a startup software company and 3Com. Mr. Schaeffer holds a Bachelor’s degree in Electrical Engineering from Lehigh University and an M.B.A. from Carnegie Mellon University.
There are no arrangements or understandings between Mr. Schaeffer and any other person pursuant to which Mr. Schaeffer was selected as an officer of the Company. Mr. Schaeffer does not have any family relationship with any director or executive officer of the Company and does not have any direct or indirect interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.
On March 28, 2022, the Board appointed Junji Nakamura to serve as Chief Accounting Officer of the Company, effective as of March 28, 2022. In such role, Mr. Nakamura will serve as the Company’s principal accounting officer. Mr. Mitchell had previously served as the Company’s principal accounting officer and worked closely with Mr. Nakamura in that capacity.
Mr. Nakamura, age 45, joined the Company in April 2020 as Vice President, Corporate Controller and was promoted to Senior Vice President, Corporate Controller in July 2021. In such role, Mr. Nakamura has been responsible for the Company’s accounting operations, shared services, tax, SEC reporting and Sarbanes-Oxley compliance, including playing a critical role in the Company’s 2021 business combination and its transition to a publicly traded company. Prior to joining the Company, he worked at Medidata Solutions, Inc., a global provider of cloud-based solutions for clinical research in life sciences, from 2014 to 2020, where he last served as Vice President, Controller. From 2003 to 2014, Mr. Nakamura worked at Take-Two Interactive Software, Inc., where he last served as Senior Director of Accounting and Consolidation. He began his career in public accounting at Arthur

Andersen LLP and KPMG LLP. Mr. Nakamura received a Bachelor’s degree in Accounting from Binghamton University and is a licensed Certified Public Accountant.
There are no arrangements or understandings between Mr. Nakamura and any other person pursuant to which Mr. Nakamura was selected as an officer of the Company. Mr. Nakamura does not have any family relationship with any director or executive officer of the Company and does not have any direct or indirect interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.
Pursuant to the Transition Agreement, subject to, among other things, Mr. Mitchell’s continued compliance with the restrictive covenants in any written agreements between Mr. Mitchell and the Company, Mr. Mitchell will be entitled to receive transition compensation of $452,000, representing his 2022 base salary plus target bonus for 2022, and the acceleration of the vesting of 100% of his outstanding unvested stock options and restricted stock units.
On March 28, 2022, the Company and Ali Hussain, Chief Operating Officer, reached an understanding that Mr. Hussain would cease to serve as the Company’s principal operating officer and as an “executive officer” of the Company under Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to enable him to focus his efforts on special projects, strategic initiatives, M&A integration and long-term planning. Mr. Hussain will remain employed with the Company and retain his title as Chief Operating Officer. Luke Schoenfelder, the Company’s Chief Executive Officer and Chairman of the Board, will assume Mr. Hussain’s prior duties and serve as the Company’s principal operating officer.
Item 7.01.    Regulation FD Disclosure.
On March 29, 2022, the Company issued a press release related to the information described in Item 5.02 above (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.
The information set forth in Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Item 9.01.    Financial Statement and Exhibits.

Exhibit Number	Description

99.1	Press Release dated March 29, 2022.
104	Cover Page Interactive Data File, formatted in Inline XBRL (included as Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Latch, Inc.

Date:	March 29, 2022	By:	/s/ Luke Schoenfelder
		Name:	Luke Schoenfelder
		Title:	Chief Executive Officer